Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) 06 November 2013

PRIMA BIOMED AND NEOPHARM LTD ENTER INTO LICENSE FOR CVAC IN ISRAEL

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) is pleased to announce that it has entered into a binding term sheet granting Neopharm Group (“Neopharm”) an exclusive license (“License”) to market and sell CVac™, a personalized immunocellular therapeutic under investigation for the treatment of epithelial ovarian cancer, in Israel and the Palestinian Authority. Prima and Neopharm will execute a final agreement within ninety (90) days.

Under the terms of the License, Neopharm will reimburse Prima for commercial manufacturing costs of CVac and then Prima and Neopharm will split net profits from CVac sales in the License territory. Prima will also receive small up-front and development milestone payments.

Matthew Lehman, Prima’s CEO, commented: “I am very pleased to enter into this first corporate partnership for CVac. We believe this sends a strong message of confidence in our CVac program and represents Prima’s commercial potential to successfully develop cell based immunotherapies for cancer.

“I look forward to a fostering a productive relationship with Neopharm as we progress CVac through clinical trials. Neopharm is among the largest and most substantial corporations operating across the Israeli healthcare sector. Neopharm’s expertise and strengths in marketing of ground-breaking pharmaceuticals and biological therapies, and in particular oncology treatments, will enable us to successfully penetrate to the Israeli market”

David Fuhrer, Chairman and CEO of Neopharm: “I am excited that Neopharm will have the potential to bring a novel cancer immunotherapy to the Israeli market. We see CVac as an excellent addition to our group’s growing portfolio of innovative products. Prima Biomed is one of the most innovative companies in the cancer immunotherapy space and we look forward to the start of a long term productive relationship.”

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission.

About Neopharm Group

Established in 1941, Neopharm Group is Israel’s leading provider of innovative integrated solutions across the pharmaceutical, medical and healthcare markets with turnover in

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

excess of US$350M and 600 employees. Neopharm is positioned as the partner-of-choice and one-stop-shop for multinational biopharmaceutical and medical corporations seeking to enter or expand their business in the Israeli healthcare markets. For more information about Neopharm Group, please visit: www.neopharmgroup.com.

For further information please contact:

USA Investor/Media:	Australia Investor/Media:
Ms. Jessica Brown, Prima BioMed Ltd.	Mr. James Moses, Mandate Corporate
+1 (919) 710-9061	+61 (0) 420 991 574
jessica.brown@primabiomed.com.au	james@mandatecorporate.com.au

Europe Investor/Media:
Mr. Axel Mühlhaus, edicto GmbH
+49 (0) 69 905505-52
amuehlhaus@edicto.de

Cautionary statement regarding forward-looking statements

Prima cautions investors that any forward-looking statements or projections made by Prima, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect Prima’s operations are described under Item 3.D ‘Risk factors’ in the company’s Annual Report filed to the U.S. SEC on Form 20-F.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889